Exhibit 2.7

ACQUISITION AND ASSIGNMENT AGREEMENT

This Acquisition and Assignment Agreement, dated as of January 15, 2018 ("Assignment Agreement") is by and among CCS Holding Company Inc., Corporate Collection Services, Inc., and Call Center Resources Inc. ("Assignor") and Innovest Global, Inc. ("Assignee").

WITNESSETH

WHEREAS, Assignor are businesses in good standing in the state of Ohio which are generally in the call center business, and own assets and goodwill associated with best practices, operations, and customers; and

WHEREAS, Assignor has entered into a variety of agreements with Crestwood MMNT LLC (Ohio LLC) and CW Financial LLC (Delaware LLC), and principal Leonard C Rayford Jr., between February 24, 2009 and current. These include an "Asset Purchase Agreement, a "Guarantee" and a "Third Amended and Restated Subordinated Seller Note", which is the most recent dated December 9, 2014. These and others as the same may have from time to time been modified, amended and supplemented and which has been furnished by Assignor in its entirety to Assignee; and

WHEREAS, Assignor desires to irrevocably assign and delegate to Assignee all of its rights, and privileges as provided by all agreements. Assignee desires to accept such assignment, in accordance with the terms hereof; and

WHEREAS, Assignor desires to sell all of its goodwill to Assignee and Assignee desires to buy said goodwill.

NOW, THEREFORE, in consideration of the premises and of the mutual Assignment Agreements herein contained, the parties hereto agree as follows:

1.     Assignment. (a) From the date of this Agreement ("Effective Date"), Assignor and Assignee finalize that all of Assignor' s rights, and Privileges and goodwill are transferred to Assignee and Assignee hereby accepts such assignment and delegation and assumes same; provided, however, that Assignee is successful in employing Sally Emch. Such affirmation shall be provided in writing to Assignor within three business days of the employ; and shall be within ten days of the signing of this agreement or it is null and void.

2.     Termination. Once effectuated in accordance with 1.a above, this Agreement may not be terminated. In the event that the Assignment Agreement is terminated, any and all associated addenda shall also be terminated automatically effective the same date the Assignment Agreement is terminated.

3.     Representation. Each of the Assignor and the Assignee hereby represents and warrants to the other parties hereto that the execution, delivery and performance hereof by it are within its corporate powers, and have been duly authorized by all necessary corporate or other action and that this Assignment Agreement constitutes its legal, valid and binding obligation.

4.     Consideration. At the Closing (as hereinafter defined), Assignor shall receive 2,500,000 shares of IVST Restricted Common Stock (Two-Million Five-Hundred Thousand). The certificates shall represent the pro rata ownership of the Principals of Assignee as provided in Appendix "A" attached hereto. Any fractional shares that would result from such pro-rata ownership will be rounded up to the next highest whole number.

5.     Guarantee. Assignee shall guarantee the shares to be worth $1 per share by the second (2nd) anniversary of the issuance. In the event that the price is not $1 per share by the second anniversary, on the second anniversary Assignee shall issue the number of additional shares necessary to achieving an aggregate value of $2,500,000 for the shares. This guarantee is in full force and effect unless there is a "Guarantee Disqualifying Event", which would be any one of the following: A) Liquidation of more than 27% of the shares prior to the second anniversary of the issuance, B) Material misrepresentations.

6.     Further Actions. Assignor and Assignee will execute, acknowledge and deliver all such other and additional instruments, notices, releases and other documents and will do all such other acts as may be necessary or advisable to fully assign to Assignee all of the respective rights and interests herein and hereby granted or intended to be granted and to carry out their respective obligations under this Assignment Agreement.

7.     Governing Law. This Assignment Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.

8.     Addresses. Any notice, request, demand. bill, or payment provided for in this Assignment Agreement shall be in writing and shall be considered as duly delivered when mailed by registered, certified or regular mail to the addresses of the parties hereto as follows:

Innovest Global Inc.:

8456 Washington St.

Chagrin Falls, OH 44023

ASSIGNOR

Jack J. Grdina

973 Grandview Lane

Aurora, OH 44202

Or such other address as any party shall designate by formal written notice to the other parties.

IN WITNESS WHEREOF, the parties hereto have executed this Assignment Agreement as of the date first above written.

CCS Holding Company Inc., Corporate Collection Services. Inc., and Call Center Resources Inc. (Assignor)

Authorized Signatory, Majority Owner

/s/ Jack J. Grdina

Innovest Global Inc. (Assignee)

Name: Daniel G. Martin

Chairman, Chief Executive Officer

/s/ Daniel G. Martin

Appendix "A” Pro-Rata Distribution

Jack J. Grdina:	51%	1,275,000

Andrew J. Grdina:	33%	825,000

Dean Dudley:	8%	200,000

James Mitch:	8%	200,000